EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Including interest on deposits
Earnings:
Pre-tax income	$6,567	$5,844	$5,608	$5,874	$5,674
Add: Fixed charges from below	26,420	28,891	23,288	15,474	12,537

	$32,987	$34,735	$28,896	$21,348	$18,211

Fixed charges:
Total interest expense	$26,420	$28,891	$23,288	$15,474	$12,537
Preferred stock dividend	56	—	—	—	—

Including preferred stock dividend	26,476	28,891	23,288	15,474	12,537
Ratio of earnings to fixed charges	1.25x	1.20x	1.24x	1.38x	1.45x

Including preferred stock dividend	1.25x	1.20x	1.24x	1.38x	1.45x

Excluding interest on deposits
Earnings:
Pre-tax income	$6,567	$5,844	$5,608	$5,874	$5,674
Add: Fixed charges from below	5,631	6,612	6,383	3,565	2,784

	$12,198	$12,456	$11,991	$9,439	$8,458

Fixed charges:
Total interest expense excluding interest paid on deposits	$5,631	$6,612	$6,383	$3,565	$2,784
Preferred stock dividend	56	—	—	—	—

Including preferred stock dividend	5,687	6,612	6,383	3,565	2,784
Ratio of earnings to fixed charges	2.17x	1.88x	1.88x	2.65x	3.04x

Including preferred stock dividend	2.14x	1.88x	1.88x	2.65x	3.04x